February 19, 2015
Aerohive Networks, Inc.
330 Gibraltar Drive
Sunnyvale, CA 94089
Attn: Gordon Brooks, CFO
RE:    Extension of Term;
Plain English Warrant Agreement 0532-W-01 dated March 27, 2008 (“Warrant No. 1”) and Plain English Warrant Agreement 0532-W-02 dated October 9,2009 (“Warrant No. 2” and collectively with Warrant No. 1, the “Warrant Agreements”) each by and between Aerohive Networks. Inc. (“Aerohive”) and TriplePoint Capital LLC (“Warrant Holder”).
Dear Gordon:
This letter agreement will refer to the above referenced Warrant Agreements. Capitalized terms not otherwise defined in this letter agreement shall have the same meaning as in the Warrant Agreements.
Pursuant to section Section 2 of the Warrant Agreements the term of the Warrant Agreements shall expire on March 27, 2015. Warrant- Holder has requested a one year extension of the term of the Warrant Agreements to March 27, 2016 (the “Extension”).
For good and valuable consideration, the receipt and sufficiency of which is acknowledged, Aerohive agrees to the Extension conditioned upon the receipt of this letter agreement executed by Aerohive and Warrant Holder.
Except to the extent specifically amended by superseded by the terms of this letter agreement, all of the provisions of the Warrant Agreements and related documents shall remain in full force and effect. This letter agreement may be executed in any number of counterparts and delivery of an executed counterpart signature to this letter agreement by facsimile or electronic mail transmission shall be effective as delivery of a manually executed counterpart.
If this meets with your approval, please execute on the signature block below and return to the attention of Warrant Holder.
Sincerely,
TRIPLEPOINT CAPITAL LLC
/s/ Harold Zagnnis
Chief Financial Officer
ACCEPTED AND AGREED TO:
AEROHIVE NETWORKS, INC.
By:     /s/ Gordon C. Brooks
Title: CFO